Power of Attorney to Execute and File Form 13G

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations thereunder, The Irrevocable Larson Family Investment Trust hereby grants full power and authority to attorney Grayson L. Linyard of Linyard, PLLC, as agent to:

execute and file on behalf of the undersigned Form 13G in accordance with Section 13(d) and Section 13(g) of the Exchange Act or any rule or regulation thereunder.

The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request and on the behalf of the undersigned, are not assuming any of the undersigned's responsibilities to comply with, or any liability for the failure to comply with, any provision of Section 13 of the Exchange Act.

This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 13G with respect to the holdings of and transactions in securities, unless earlier revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned hereby has caused this Power of Attorney to be executed.

Date: 4/30/2024   Signature:

Name: Scott Larson

Title: Trustee of The Irrevocable Larson Family Investment Trust